Exhibit 3.1
CERTIFICATE OF AMENDMENT TO THE
CERTIFICATE OF INCORPORATION OF
YOUNGEVITY INTERNATIONAL, INC.

YOUNGEVITY INTERNATIONAL, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”) DOES HEREBY CERTIFY:

FIRST: That ARTICLE FOURTH shall be amended by replacing ARTICLE FOURTH in its entirety as follows:

“FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is FIFTY MILLION (50,000,000) shares of common stock, par value $.001 per share (the “Common Stock”) and FIVE MILLION (5,000,000) shares of preferred stock, par value $.001 per share (the “Preferred Stock”), of which 161,135 shares shall be designated as Series A convertible preferred stock, par value $.001 per share (“Series A Convertible Preferred”).

The Preferred Stock shall be issued by the board of directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the board of directors of the corporation may from time to time determine.

The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders (and written actions in lieu of meetings).  There shall be no cumulative voting.

Shares of Common Stock and Preferred Stock may be issued from time to time as the board of directors of the Corporation shall determine and on such terms and for such consideration as shall be fixed by the board of directors.

Upon this Certificate of Amendment to the Certificate of Incorporation, as amended, becoming effective pursuant to the DGCL (the “Effective Time”), every twenty (20), shares of Common Stock issued and outstanding or held by the Corporation in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined and changed into one fully paid and nonassessable share of new Common Stock (the “New Common Stock”). From and after the Effective Time, certificates representing any shares of Old Common Stock shall represent the number of whole shares of New Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to this Certificate of Amendment. There shall be no fractional shares issued. A holder of record of Old Common Stock on the Effective Date who would otherwise be entitled to a fraction of a share shall, in lieu thereof, be entitled to receive an amount equal to the fair value thereof, as determined in good faith by the Board of Directors.”

SECOND: That the foregoing amendment was duly adopted in accordance with the provisions of Section 228 and 242 of the General Corporation Law of the State of Delaware.

THIRD: The effective time and date of this Amendment shall be 12:01 a.m. (Eastern Daylight Time) on June 7, 2017.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by Stephan Wallach, its Chief Executive Officer, this 5th day of June, 2017.

/s/Stephan Wallach Stephan Wallach Chief Executive Officer